National CineMedia, Inc.

October 26, 2022

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     National CineMedia, Inc.
Registration Statement on Form S-3 (File No. 333-267824)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, National CineMedia, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-267824) and declare the Registration Statement effective as of Friday, October 28, 2022, at 3:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (303) 792-3600, or David Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions.  Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,
National CineMedia, Inc.

By:     /s/ Maria V. Woods
Name:    Maria V. Woods
Title:     Executive Vice President and General Counsel

cc:     David Crandall, Hogan Lovells US LLP

6300 South Syracuse Way, Suite 300,
Centennial, Colorado 80111
Phone 303.792.3600